SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Rua da Quitanda, 196, 24th floor 20091-005 - Rio de Janeiro - RJ Tel.: (21) 2514-6001

EXTRACT FROM THE MINUTES OF THE FORTY-SEVEN EIGHTH MEETING OF THE FISCAL COUNCIL OF THE BRAZILIAN ELECTRICAL CENTERS SA - ELETROBRAS, HELD ON MARCH 27, 2019.

NIRE 53300000859/CNPJ nº 00001180/0001-26

I hereby certify, for the due purposes, that on the twenty-seventh day of March 2019, at 9:30 am, Eletrobras Fiscal Council met at Eletrobras Central Office, Rua da Quitanda, 196, Centro, Rio de Janeiro. The Chairman of the Fiscal Council, AGNES MARIA DE ARAGÃO DA COSTA, and the Board Members ANDRÉ EDUARDO DANTAS, EDUARDO COUTINHO GUERRA, JOSÉ WANDERLEY UCHÔA BARRETO and PATRICIA VALENTE STIERLI were present. The Secretary-General appointed Mrs. Marcella Fuchs Salomão to serve as secretary. Agenda: 1. Initial discussion among the Board Members. The Fiscal Council members continued the analysis and discussion of the financial statements and the Management Report. During the discussions, they analyzed the Company's suggestion that three separate opinions be issued, a proposal on which they agreed. In addition to the opinion on the financial statements, including the Management Report and the proposed allocation of income, two further opinions required by law would be issued because of the characteristics of the proposed allocation: one on the insufficient financial capacity to pay dividends, necessary to justify the establishment of a special dividend reserve and an opinion for the approval of a capital budget necessary to support the proposal to establish a profit retention reserve. Subsequently, the initial information submitted to substantiate the Fiscal Council's opinion and the alternatives for writing the above opinions were discussed, based mainly on opinions issued by Eletrobras' Fiscal Council itself in previous years. 2. Issuance of opinions. Finally, the Council memebers concluded their analysis based on the following documents, delivered in their final version: i) Financial Statements 2018 and explanatory notes; ii) Management Proposal for the Ordinary General Meeting 2019; iii) Management Report 2018; iv) Report of the Auditors on the Individual and Consolidated Financial Statements; v) Annual Report of Activities of the Audit Statutory Committee (“CAE”); vi) Technical Information DFF 016/2019 and vii) Opinion of consultant Nelson Eizirik. In view of the documents presented and clarifications provided by the Finance Department and the CAE, as well as the presentations made at the joint meeting held with the CA on the same date, the Fiscal Council members signed the following documents: i) Opinion on the Financial Statements of 2018; ii) Opinion on the proposed Capital Budget - PDG 2019; and iii) Opinion on the proposal for Special Retention of Dividends, which are attached to these minutes. There being no further business to discuss, the President closed the meeting, deciding to draw up these Minutes, which, after being read and approved, were signed by Marcella Fuchs Solomon, Secretary. The other matters discussed at this meeting were omitted in this certificate, since they related to interests merely internal to the Company, legitimate caution, supported by the Administration's secrecy duty, according to the caput of Article 155 of Law 6,404 (Brazilian Corporation Law), and is therefore outside the scope of the rule contained in paragraph 1 of article 142 of said Law.

Rio de Janeiro, April 4, 2019.

MARCELLA FUCHS SALOMÃO

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.